[LETTERHEAD OF DECHERT LLP]

November 21, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:    John Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 95 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the ALPS/GS Momentum Builder™ Growth Markets Index ETF, ALPS/GS Momentum Builder™ Multi-Asset Index ETF, ALPS/GS Momentum Builder™ Asia ex-Japan Index ETF and ALPS/GS Risk-Adjusted Return US Large Cap Index ETF (the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2012. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a post-effective amendment to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR shortly after the date of this letter.

Comments from November 1, 2012

General Comments

Comment 1.

Please clarify what is meant by the statement in the “Principal Investment Strategies” of the ALPS/GS Momentum Builder™ Growth Markets Index ETF and ALPS/GS Momentum Builder™ Asia ex-Japan Index ETF that certain of the Underlying ETFs primarily invest in “U.S.” fixed income securities. Please describe the types of securities these comprise. For example, does that refer to only government securities or are securities issued by domestic corporate issuers also included?

Response 1: The disclosure has been revised to clarify that the applicable Underlying ETFs invest solely in U.S. Treasury securities.

Comment 2.

Please describe the maturity and quality of the fixed income securities in which the applicable Underlying ETFs may invest. In particular, please confirm whether there are any limits on the maturity of such fixed income securities and whether such securities may include junk bonds.

Response 2:     We have revised the disclosure accordingly with respect to the ALPS/GS Momentum Builder™ Multi-Asset Index ETF, which may invest its assets in Underlying ETFs which invest in a wide variety of fixed income securities. With respect to the ALPS/GS Momentum Builder™ Growth Markets Index ETF and ALPS/GS Momentum Builder™ Asia ex-Japan Index ETF, we have revised the disclosure in accordance with Response 1.

November 21, 2012

Comment 3.

In regards to the ALPS/GS Momentum Builder™ Growth Markets Index ETF, ALPS/GS Momentum Builder™ Multi-Asset Index ETF and ALPS/GS Momentum Builder™ Asia ex-Japan Index ETF disclosure regarding two levels of volatility controls and the possibility that each Fund may invest some or all of its assets in short-term fixed income ETFs, please further clarify whether up to 100% of each Fund’s assets may be invested in short-term fixed income ETFs under such circumstances. Further, please clarify how the possibility of such investments is consistent with each Fund’s requirements under Rule 35d-1 under the 1940 Act (for example, are such investments a form of “defensive position?”). See comments 13 and 15.

Response 3:     We have revised the disclosure accordingly to further clarify that those Funds may invest up to 100% of their assets at any time in such Underlying ETFs which invest in U.S. Treasury securities, depending on the level of volatility.

With respect to ALPS/GS Momentum Builder™ Growth Markets Index ETF and ALPS/GS Momentum Builder™ Asia ex-Japan Index ETF, we believe that each such Fund’s current name is consistent with the requirements under Rule 35d-1. Each Fund is an index fund which seeks to track the performance of its benchmark index and thus will invest at least 80% (and typically far more1) of its assets in the components of its respective index. Each such Fund’s name matches the name of its index exactly, and there is no other name which could describe the Fund’s investment program more accurately: in fact, any other name would likely be confusing to investors. Moreover, the indexes were developed by an unaffiliated third party, the Goldman Sachs Group, and each such index has been publishing data in publicly available form since December 2011.[2] As such, the Funds have no ability to influence an Index’s methodology or to cause an Index’s name to be changed.[3] In addition, we note that each such Fund’s name includes the words “Momentum Builder™,” which qualifies the use of the term “Growth Markets”[4] or “Asia ex-Japan” in each Fund’s name: as is disclosed in each such Fund’s prospectus, each such index’s (and thus the applicable Fund’s) allocation to “growth markets” or “Asia ex-Japan” is qualified by the index’s (and thus the Fund’s) attempts to build momentum by rebalancing to the Underlying ETFs which invest in U.S. Treasury securities upon triggering of the applicable volatility control(s). For the foregoing reasons, we believe that each such Fund’s name complies with the requirements of Rule 35d-1.

1	See Investment Company Act Release No. 24828 (January 17, 2001).
2

See,         e.g.,             http://www.structured-solutions.de/downloads/DE000SLA1AX3_leitfaden.pdf and http://www.structured-solutions.de/en/announcement-en/ordinary-index-adjustment-in-the-gs-momentum-builder-index-family/.

3	For further discussion of the inability of the Funds (and the Adviser) to control the Indexes, see Responses 4 and 5.
4

We also note that it is debatable whether the term “growth markets” is subject to the requirements of Rule 35d-1 at all, as the word “growth” connotes “types of investment strategies as opposed to types of investments.” See part II.C.1 of Investment Company Act Release 24828 (January 17, 2001). Also see Question 9 in “Frequently Asked Questions about Rule 35d-1” (available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm).

November 21, 2012

Comment 4.

Please provide additional detail as to which ETFs comprise the Underlying ETFs. Please confirm that the Underlying Indices will not be affiliated with the Registrant or Goldman Sachs Group, Inc. Please clarify what the allocation would normally be between ETFs based on emerging markets indices and those based on fixed income indices.

Response 4:     The disclosure has been revised to reflect the requested detail. We hereby confirm that none of the Underlying ETFs’ underlying indices are affiliated with either the Registrant or Goldman Sachs Group, Inc. We further hereby confirm that none of the Underlying Indices (followed by the Funds) are affiliated with the Registrant. For further elaboration of the Funds’ (and the Adviser’s) inability to affect or control the Indexes, see Response 5.

Comment 5.	Please clarify who will rebalance each Fund’s Index on a monthly basis. Please confirm that ALPS Advisors, Inc. (the “Adviser”) or the Adviser’s affiliates will not have input into the rebalancing.

Response 5:     The Index Provider is responsible for determining any necessary rebalances to a Fund’s Index, but the Calculation Agent will be responsible for actually calculating and implementing such rebalances. We hereby confirm that neither the Adviser nor any of its affiliates has any input into such rebalances.

Comment 6.	Will there be any type of leveraging of the Funds? Will any of the Underlying ETFs use leverage?

Response 6: We hereby confirm that the Funds will not incur leverage. We further confirm that none of the Underlying ETFs utilize leverage as a principal investment strategy.

Comment 7.

Please confirm whether the offering of these ETFs is consistent with the existing ALPS exemptive order without the need for any amendments. Alternatively, if these Funds require ALPS’ exemptive relief to be amended, have such amendments been filed and when?

Response 7: No amendment to ALPS’ exemptive order is necessary to offer the Funds.

Comment 8.

Please provide additional information regarding the Underling Index. Please specify how many companies comprise the Underlying Indices and the current weightings of countries in the Underlying Indices. How many Underlying ETFs comprise the Indices generally? Please confirm each Fund will replicate its Index rather than engage in sampling.

Response 8: Each Fund will replicate its Index rather than engage in sampling. The disclosure has been revised to reflect the additional information.

November 21, 2012

Comment 9.	Please clarify what is meant by the sentence the “foregoing website information, and other website information included herein, are inactive textual references.”

Response 9: The disclosure has been revised to clarify that it is not possible to view the applicable website by clicking on the website address language.

Comment 10.	Please add in the non-correlation risk disclosure that the Funds have the potential to sell at a discount.

Response 10:     We acknowledge the comment, but believe the existing disclosure is sufficient. The risk of potential discounts is reflected in “Additional Risk Information – Fluctuation of Net Asset Value.”

Comment 11.

Please clarify that the Funds and the Underlying Funds will not be using derivatives or leveraging as a principal strategy. Please confirm that this is in compliance with existing ALPS exemptive order.

Response 11: We do confirm each of the foregoing.

ALPS/GS Momentum Builder™ Growth Markets Index ETF

Comment 12.	Please add a country risk disclosure regarding investments in India.

Response 12: The disclosure has been revised accordingly.

Comment 13.

Please note that it is the staff’s position that, since the Fund has “Growth Markets” in its name, the Fund should have an 80% investment policy in growth markets pursuant to Rule 35d-1. Also, please clarify why the Fund should not be required to have an investment objective of growth or capital appreciation to comply with the requirements of 35d-1 arising from the use of the word “Growth” in the Fund’s name.

Response 13: See Response 3 (and footnote 3 thereto).

ALPS/GS Momentum Builder™ Multi-Asset Index ETF

Comment 14.

Please clarify under the “Principal Investment Strategies” the ranges for each asset class, if there is a range. Please clarify whether these ranges comprise any possible combination, and whether the Index (and thus the Fund) has a target range of allocation between asset classes.

Response 14: The disclosure has been revised accordingly.

ALPS/GS Momentum Builder™ Asia ex-Japan Index ETF

Comment 15.	Pursuant to Rule 35d-1, please add an 80% investment allocation to securities in Asia ex-Japan.

Response 15: See Response 3.

ALPS/GS Risk-Adjusted Return US Large Cap Index ETF

November 21, 2012

Comment 16.	Please confirm the Fund has no Acquired Fund Fees and Expenses.

Response 16: We do so confirm.

Statements of Additional Information regarding the Funds

Comment 17.	Please discuss any investment practices that are discussed in the SAI that could be considered material or that might affect each Fund’s performance in the prospectus.

Response 17: We believe the existing prospectus disclosure is appropriate.

Comment 18.	All disclosures in the SAI should pertain to the Funds. Please confirm that SAI disclosures are relevant to these Funds.

Response 18: We have revised the disclosure to remove any extraneous or inapplicable information.

*  *  *  *  *  *  *  *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

—	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz